Exhibit 12.01

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Years Ended December 31,
	2006		2005		2004	2003	2002
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(87,952)		$(144,289)		$399,536	$225,165	$42,229

Distributed income of equity investees	5,097		32,334		2,141	553	14,089

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	611,800		546,313		164,156	68,995	2,073
Rentals: 33.33% of Equipment and office rent expense	7,301		6,057		2,798	1,719	1,692

Total fixed charges	$619,101		$552,370		$166,954	$70,714	$3,765

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$536,246		$440,415		$568,631	$296,432	$60,083

Ratio of earnings to fixed charges	(A	)	(A	)	3.4	4.2	16.0

(A)

Due to the company’s losses in 2006 and 2005, the ratio coverage in these years was less than 1:1. The company would have had to generate additional earnings of $82,855 and $111,955, respectively, to achieve coverage of 1:1 in those years.